FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 000-22161

Zindart Limited

(Translation of registrant's name into English)

Flat C&D, 25/F., Block 1, Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

TABLE OF CONTENTS

Press Release Issued January 20, 2003 *

Signature *

Press Release Issued January 20, 2003

Hua Yang Printing Secures Contract to Manufacture Cranium,

World's Best Selling Board Game, 2 Follow-On Products

HONG KONG - Jan. 20, 2003 - Hua Yang Printing, an operating division of Zindart Limited (Nasdaq:ZNDT - News), has secured contracts to manufacture a new version of CraniumR, currently one of the world's hottest board game, popular in the U.S. and published in multiple languages in Europe; as well as Cosmo, a team-building game for the home or office; and Cranium Cariboo(TM), a new treasure hunt game for kids.

More than one million units of Cranium's original adult board game, which gets players to sketch, sculpt, hum, whistle and even spell words backwards while having tons of fun, have been sold worldwide, so far. After literally flying off the shelves at stores in the U.S., Europe and Canada, the original product, created by two fellow Microsoft alums, recently was named "Game of the Year" by the Toy Industry Association (TIA), pulling off an upset in the electronic category, which included Nintendo's Game Cube, Game Boy Advance, Microsoft's Xbox and the Henry Potter Levitating Challenge ElectronicSkill and Action Game.

Hua Yang produced a deluxe edition of the smash-hit parlor game, with all new content and a new twist on Cranium's incredibly popular sculpting activity for shipment this fall as well as the initial order for Cosmo, launched this summer. Cariboo will be released in time for Christmas.

Production of the games involved fine paper cutting and gluing and special colors developed for Cranium. Zindart Manufacturing, a sister company, produced many of the small objects used by players in game play.

Hua Yang, a specialty printer and packaging company based in Hong Kong, produces hundreds of different paper product creations for customers worldwide, including product packaging that requires special colors, box sizes and shapes; high quality pop-up books, elaborate "cut-out" paper premiums and novelties made from folded papers; toy and doll packaging and board games.

About Zindart

Zindart Limited is a multi-national manufacturing company. Other operating divisions include Corgi Classics Limited and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for companies that offer branded products requiring rapid, high volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

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Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Zindart Limited
Date: January 23, 2003	By:	/s/ Ken Fowler

Ken Fowler
Chief Financial Officer
(Principal Financial Officer)